Exhibit 99.11

MANAGEMENT’S DISCUSSION AND ANALYSIS (“MD&A”) – November 7, 2011

Overview

The following discussion and analysis is a review of the financial condition and results of operations of Just Energy Group Inc. (“JEGI” or “Just Energy” or the “Company”) (formerly Just Energy Income Fund (the “Fund”)) for the three and six months ended September 30, 2011, and has been prepared with all information available up to and including November 7, 2011. The financial information contained herein has been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board. Just Energy’s date of transition to IFRS was April 1, 2010. This analysis should be read in conjunction with the unaudited consolidated financial statements for the three and six months ended September 30, 2011 as well as the interim financial statements and MD&A for the three months ended June 30, 2011 as these documents include additional disclosure related to the transition to IFRS. All dollar amounts are expressed in Canadian dollars. Quarterly reports, the annual report and supplementary information can be found on Just Energy’s corporate website at www.justenergygroup.com. Additional information can be found on SEDAR at www.sedar.com.

Effective January 1, 2011, Just Energy completed the conversion from the Fund to Just Energy (the “Conversion”). As part of the Conversion, Just Energy Exchange Corp. (“JEEC”) was amalgamated with JEGI and, like the unitholders of the Fund, the holders of JEEC’s Exchangeable Shares received common shares of JEGI on a one for one basis. JEGI also assumed all of the obligations under the $90m convertible debentures and $330m convertible debentures.

Just Energy is a corporation established under the laws of Canada and holds securities and distributes the income of its directly or indirectly owned operating subsidiaries and affiliates: Just Energy Ontario L.P., Just Energy Manitoba L.P., Just Energy Quebec L.P., Just Energy (B.C.) Limited Partnership, Just Energy Alberta L.P., Alberta Energy Savings L.P. (“AESLP”), Just Energy Illinois Corp., Just Energy New York Corp., Just Energy Indiana Corp., Just Energy Texas L.P., Just Energy Massachusetts Corp., Just Energy Michigan Corp., Just Energy Pennsylvania Corp., Universal Energy Corporation, Commerce Energy Inc. (“Commerce” or “CEI”), National Energy Corporation (which operates under the trade name of National Home Services (“NHS”)), Hudson Energy Services, LLC and Hudson Energy Canada Corp. (collectively “Hudson” or “HES”), Momentis Canada Corp. and Momentis U.S. Corp. (collectively, “Momentis”), Terra Grain Fuels, Inc. (“TGF”), Hudson Energy Solar Corp (“Hudson Solar”) and Just Energy Limited (“JEL”).

Just Energy’s business primarily involves the sale of natural gas and/or electricity to residential and commercial customers under long-term fixed-price, price-protected or variable-priced contracts and green energy products. By fixing the price of natural gas or electricity under its fixed-price or price-protected program contracts for a period of up to five years, Just Energy’s customers offset their exposure to changes in the price of these essential commodities. Variable rate products allow customers to maintain competitive rates while retaining the ability to lock into a fixed price at their discretion. Just Energy, which commenced business in 1997, derives its margin or gross profit from the difference between the price at which it is able to sell the commodities to its customers and the related price at which it purchases the associated volumes from its suppliers.

Just Energy also offers green products through its JustGreen and JustClean programs. The electricity JustGreen product offers customers the option of having all or a portion of their electricity sourced from renewable green sources such as wind, run of the river hydro or biomass. The gas JustGreen product offers carbon offset credits which allows customers to reduce or eliminate the carbon footprint of their home or business. JustClean products allow customers in certain jurisdictions to offset their carbon footprint without purchasing commodity from Just Energy. JustClean can be offered in all states and provinces and is not dependent on energy deregulation. Management believes that the JustGreen and JustClean products will not only add to profits, but also increase sales receptivity and improves renewal rates.

In addition, through National Home Services, Just Energy sells and rents high efficiency and tankless water heaters, air conditioners and furnaces to Ontario residents. Through its subsidiary Terra Grain Fuels, Just Energy produces and sells wheat-based ethanol. Just Energy has also recently launched, Hudson Solar, a solar project development platform in New Jersey.

On October 3, 2011, Just Energy completed the acquisition of Fulcrum Retail Holdings LLC (“Fulcrum”) with an effective date of October 1, 2011. Fulcrum is a retail electricity provider operating in Texas and focuses on residential and small to mid-size commercial customers. Fulcrum markets primarily online and through targeted affinity marketing channels under the brands, Tara Energy, Amigo Energy and Smart Prepaid Electric. Although the acquisition was completed subsequent to September 30, 2011, the financing for the acquisition was completed on September 22, 2011. Just Energy used the proceeds from the issuance of $100 million of convertible unsecured subordinated debentures, which bear interest at a rate of 5.75% per annum payable in arrears on March 31 and September 30 each year commencing March 31, 2012, to fund the Fulcrum acquisition and for other general corporate purposes.

Forward-looking information

This MD&A contains certain forward-looking information pertaining to customer additions and renewals, customer consumption levels, EBITDA, Base EBITDA, Adjusted EBITDA and treatment under governmental regulatory regimes. These statements are based on current expectations that involve a number of risks and uncertainties, which could cause actual results to differ from those anticipated. These risks include, but are not limited to, levels of customer natural gas and electricity consumption, extreme weather conditions, rates of customer additions and renewals, customer attrition, fluctuations in natural gas and electricity prices, changes in regulatory regimes, decisions by regulatory authorities and competition, and dependence on certain suppliers. Additional information on these and other factors that could affect Just Energy’s operations, financial results or distribution levels are included in the June 20, 2011 Annual Information Form and other reports on file with Canadian security regulatory authorities, which can be accessed on our corporate website at www.justenergygroup.com or through the SEDAR website at www.sedar.com.

Key terms

“Attrition” means customers whose contracts were terminated early or cancelled by Just Energy due to delinquent accounts.

“Failed to renew” means customers who did not renew expiring contracts at the end of their term.

“Gross margin per RCE” represents the gross margin realized on Just Energy’s customer base, including both low margin customers acquired through various acquisitions and gains/losses from the sale of excess commodity supply.

“$90m convertible debentures” represents the $90 million of convertible debentures issued by Universal Energy Group Ltd. (“Universal”) in October 2007. JEEC assumed the obligations of the debentures as part of the Universal acquisition on July 1, 2009. Just Energy assumed the obligations of the debentures as part of the Conversion. See “Long-term debt and financing” on page 22 for further details.

“$100m convertible debentures” represents the $100 million of convertible debentures issued by the Company to finance the purchase of Fulcrum Retail Holdings LLC, effective October 1, 2011. See “Long-term debt and financing” on page 22 for further details.

“$330m convertible debentures” represents the $330 million of convertible debentures issued by Just Energy Income Fund to finance the purchase of Hudson, effective May 1, 2010. Just Energy assumed the obligations of the debentures as part of the Conversion. See “Long-term debt and financing” on page 22 for further details.

“LDC” means a local distribution company; the natural gas or electricity distributor for a regulatory or governmentally defined geographic area.

“RCE” means residential customer equivalent or the “customer”, which is a unit of measurement equivalent to a customer using, as regards natural gas, 2,815 m3 (or 106 GJs or 1,000 Therms or 1,025 CCFs) of natural gas on an annual basis and, as regards electricity, 10 MWh (or 10,000 kWh) of electricity on an annual basis, which represents the approximate amount of gas and electricity, respectively, used by a typical household in Ontario.

“Large commercial customer” means customers representing more than 15 RCEs.

Non-GAAP financial measures

Just Energy’s financial statements are prepared in compliance with IFRS. All non-GAAP financial measures do not have standardized meanings prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other issuers.

Just Energy converted from an income trust to a corporation on January 1, 2011. Under the corporate structure, management believes that Adjusted EBITDA is the best basis for analyzing the financial results of Just Energy.

EBITDA

“EBITDA” represents earnings before finance costs, taxes, depreciation and amortization. This is a non-GAAP measure which reflects the pre-tax profitability of the business.

Base EBITDA

“Base EBITDA” represents EBITDA adjusted to exclude the impact of mark to market gains (losses) arising from IFRS requirements for derivative financial instruments on future supply positions. This measure reflects operating profitability as mark to market gains (losses) are associated with supply already sold at future fixed prices.

Just Energy ensures that customer margins are protected by entering into fixed-price supply contracts. Under IFRS, the customer margins are not marked to market but there is a requirement to mark to market its future supply contracts. This creates unrealized gains (losses) depending upon current supply pricing volatility. Management believes that these short-term mark to market non-cash gains (losses) do not impact the long-term financial performance of Just Energy and have therefore excluded it from the Base EBITDA calculation.

Adjusted EBITDA

“Adjusted EBITDA” represents Base EBITDA adjusted to deduct selling and marketing costs sufficient to maintain existing levels of gross margin and maintenance capital expenditures necessary to sustain existing operations. This adjustment results in the exclusion of the marketing that Just Energy carried out and the capital expenditures that it had made to add to its future productive capacity. Management believes this is a useful measure of operating performance for investors.

Embedded gross margin

“Embedded gross margin” is a rolling five-year measure of management’s estimate of future contracted gross margin. It is the difference between existing customer contract prices and the cost of supply for the remainder of term, with appropriate assumptions for customer attrition and renewals. It is assumed that expiring contracts will be renewed at target margin and renewal rates.

Financial highlights

For the three months ended September 30

(thousands of dollars, except where indicated and per unit/share amounts)

	Fiscal 2012			Fiscal 2011
		Per share	Per share change		Per unit
Sales	$600,043	$4.26	(11)%	$657,878	$4.78
Gross margin	102,561	0.73	4%	96,719	0.70
Administrative expenses	28,774	0.20	8%	25,963	0.19
Finance costs	14,340	0.10	9%	12,823 [3]	0.09
Net loss[1]	(3,494)	(0.02)	(97)%	(133,436)	(0.97)
Dividends/distributions	43,691	0.31	0%	42,276	0.31
Base EBITDA[2]	38,604	0.27	20%	31,441	0.23
Adjusted EBITDA[2]	47,894	0.34	25%	37,497	0.27
Payout ratio on Base EBITDA	113%			134%
Payout ratio on Adjusted EBITDA	91%			113%

For the six months ended September 30

(thousands of dollars, except where indicated and per unit/share amounts)

	Fiscal 2012			Fiscal 2011
		Per share	Per share change		Per unit
Sales	$1,226,243	$8.72	(5)%	$1,267,562	$9.21
Gross margin	196,822	1.40	9%	177,074	1.29
Administrative expenses	57,058	0.41	2%	54,804	0.40
Finance costs	28,132	0.20	21%	22,760 [3]	0.17
Net income[1]	47,638	0.34	(66)%	137,353	1.00
Dividends/distributions	87,296	0.62	0%	84,346	0.62
Base EBITDA[2]	68,471	0.49	26%	53,239	0.39
Adjusted EBITDA[2]	85,325	0.61	24%	67,223	0.49
Payout ratio on Base EBITDA	127%			158%
Payout ratio on Adjusted EBITDA	102%			125%

[1]

Net income (loss) includes the impact of unrealized gains (losses), which represent the mark to market of future commodity supply acquired to cover future customer demand. The supply has been sold to customers at fixed prices, minimizing any realizable impact of mark to market gains and losses.

[2]	See discussion of Non-GAAP financial measures on page 2.

[3]	Excludes distributions paid to holders of exchangeable shares and equivalents prior to Conversion included as finance costs under IFRS.

International Financial Reporting Standards

Just Energy has adopted IFRS as the basis for reporting its financial results commencing with the interim financial statements of fiscal 2012 and using April 1, 2010 as the transition date. The comparative figures for fiscal 2011 have been restated in accordance with the Company’s IFRS accounting policies. The interim financial statements and MD&A for the three months ended June 30, 2011 includes additional disclosure relating to the transition to IFRS and therefore, should be read in conjunction with the MD&A and financial statements for the three and six months ended September 30, 2011.

Operations

Natural gas

Just Energy offers natural gas customers a variety of products ranging from month-to-month variable-price offerings to five-year fixed-price contracts. For fixed-price contracts, Just Energy purchases gas supply through physical or financial transactions with market counterparts in advance of marketing, based on forecast customer aggregation for residential and small commercial customers. For larger commercial customers, gas supply is generally purchased concurrently with the execution of a contract.

The LDC provides historical customer usage which, when normalized to average weather, enables Just Energy to purchase the expected normal customer load. Furthermore, Just Energy mitigates exposure to weather variations through active management of the gas portfolio, which involves, but is not limited to, the purchase of options including weather derivatives. Just Energy’s ability to mitigate weather effects is limited by the severity of weather from normal. To the extent that balancing requirements are outside the forecast purchase, Just Energy bears the financial responsibility for fluctuations in customer usage. Volume variances may result in either excess or short supply. In the case of under consumption by the customer, excess supply is sold in the spot market resulting in either a gain or loss compared to the weighted average cost of supply. Further, customer margin is normally lower with such a decrease in consumption. In the case of greater than expected gas consumption, Just Energy must purchase the short supply in the spot market resulting in either a gain or loss compared to the weighted average cost of supply. Consequently, customer margin can increase with this increase in consumption. To the extent that supply balancing is not fully covered through active management or the options employed, Just Energy’s customer gross margin may be reduced or increased depending upon market conditions at the time of balancing. Under some commercial contract terms, this balancing may be passed onto the customer.

Ontario, Quebec, British Columbia and Michigan

In Ontario, Quebec, British Columbia and Michigan, the volumes delivered for a customer typically remain constant throughout the year. Just Energy does not recognize sales until the customer actually consumes the gas. During the winter months, gas is consumed at a rate that is greater than delivery and, in the summer months, deliveries to LDCs exceed customer consumption. Just Energy receives cash from the LDCs as the gas is delivered, which is even throughout the year.

Manitoba, Alberta and Saskatchewan

In Manitoba, Alberta and Saskatchewan, the volume of gas delivered is based on the estimated consumption for each month. Therefore, the amount of gas delivered in winter months is higher than in the spring and summer months. Consequently, cash received from customers and LDCs will be higher in the winter months.

New York, Illinois, Indiana, Ohio, California and Pennsylvania

In New York, Illinois, Indiana, Ohio, California and Pennsylvania, the volume of gas delivered is based on the estimated consumption and storage requirements for each month. Therefore, the amount of gas delivered in winter months is higher than in the spring and summer months. Consequently, cash flow received from these states is greatest during the third and fourth (winter) quarters, as cash is normally received from the LDCs in the same period as customer consumption.

Electricity

In Ontario, Alberta, New York, Texas, Illinois, Pennsylvania, New Jersey, Maryland, Michigan, California and Massachusetts, Just Energy offers a variety of solutions to its electricity customers, including fixed-price and variable-price products on both short-term and longer-term electricity contracts. Some of these products provide customers with price-protection programs for the majority of their electricity requirements. The customers experience either a small balancing charge or credit (pass-through) on each bill due to fluctuations in prices applicable to their volume requirements not covered by a fixed price. Just Energy uses historical usage data for all enrolled customers to predict future customer consumption and to help with long-term supply procurement decisions.

Just Energy purchases power supply through physical or financial transactions with market counterparties in advance of marketing for residential and small commercial customers based on forecast customer aggregation. Power supply is generally purchased concurrently with the execution of a contract for larger commercial customers. The LDC provides historical customer usage which, when normalized to average weather, enables Just Energy to purchase to expected normal customer load. Furthermore, Just Energy mitigates exposure to weather variations through active management of the power portfolio. The expected cost of this strategy is incorporated into the price to the customer. Our ability to mitigate weather effects is limited by the severity of weather from normal. To the extent that balancing requirements are outside the forecast purchase, Just Energy bears the financial responsibility for excess or short supply caused by fluctuations in customer usage. In the case of under consumption by the customer, excess supply is sold in the spot market resulting in either a gain or loss in relation to the original cost of supply. Further, customer margin is normally lower as a result of the decrease in consumption. In the case of greater than expected power consumption, Just Energy must purchase the short supply in the spot market resulting in either a gain or loss in relation to the fixed cost of supply. Customer margin generally increases proportionately to the increase in consumption. To the extent that supply balancing is not fully covered through customer pass-throughs or active management or the options employed, Just Energy’s customer gross margin may be impacted depending upon market conditions at the time of balancing.

JustGreen

Customers have the ability to choose an appropriate JustGreen program to supplement their electricity and natural gas contracts, providing an effective method to offset their carbon footprint associated with the respective commodity consumption.

JustGreen programs for electricity customers involve the purchase of power from green generators (such as wind, solar, run of the river hydro or biomass) via power purchase agreements and renewable energy certificates. JustGreen programs for gas customers involve the purchase of carbon offsets from carbon capture and reduction projects.

JustClean

In addition to its traditional commodity marketing business, Just Energy allows customers to effectively manage their carbon footprint without buying energy commodity products by signing a JustClean contract. The JustClean products are carbon offsets purchased from carbon capture and reduction projects as well as green power renewable energy certificates purchased from green generators. This product can be offered in all states and provinces and is not dependent on energy deregulation.

Blend and Extend program

As part of Just Energy’s retention efforts, electricity and natural gas customers may be contacted for early renewal of their contracts under a Blend and Extend offer. These customers are offered a lower rate, compared to their current contracted rate, but the term of their contract is extended up to five more years. Consequently, Just Energy may experience a reduction in margins in the short term but will gain additional future margins.

Consumer (Residential) Energy division

The sale of gas and electricity to customers of 15 RCEs and less is undertaken by the Consumer Energy division. The marketing of energy products of this division is primarily done door-to-door through 860 independent contractors, the Momentis network marketing operation and Internet-based and telephone marketing efforts. The total number of independent contractors increased during the quarter as a result of the expansion of sales efforts in existing offices. Approximately 56% of Just Energy’s customer base resides within the Consumer Energy division, which is currently focused on longer-term price-protected and variable offerings of commodity products, JustGreen and JustClean. To the extent that certain markets are better served by shorter-term or enhanced variable rate products, the Consumer Energy independent contractors also offer these products.

Commercial Energy division

Customers with annual consumption over 15 RCEs are served by the Commercial Energy division. These sales are made through three main channels: door-to-door commercial independent contractors; inside commercial sales representatives; and sales through the broker channel using the commercial platform acquired with the Hudson purchase. Commercial customers make up about 44% of Just Energy’s customer base. Products offered to commercial customers can range from standard fixed price offerings to “one off” offerings, which are tailored to meet the customer’s specific needs. These products can be either fixed or floating rate or a blend of the two, and normally have terms of less than five years. Margin per RCE for this division is lower than residential margins but customer aggregation costs and ongoing customer care costs are lower as well on a per RCE basis. Commercial customers tend to have combined attrition and failed-to-renew rates which are lower than those of residential customers.

Home Services division

NHS began operations in April 2008 and provides Ontario residential customers with a long-term water heater, furnace and air conditioning rental, offering high efficiency conventional and power vented tanks and tankless water heaters and high efficiency furnaces and air conditioners. NHS markets through approximately 260 independent contractors in Ontario. See page 15 for additional information.

Ethanol division

Just Energy owns and operates TGF, a 150-million-litre capacity wheat-based ethanol plant located in Belle Plaine, Saskatchewan. The plant produces wheat-based ethanol and high protein distillers’ dried grain (“DDG”). On January 4, 2011, Just Energy acquired the 33.3% interest in TGF that was previously owned by EllisDon Design Build Inc. (“EllisDon”) pursuant to a put option exercised by EllisDon. See page 16 for additional information on TGF.

Network Marketing division

Just Energy owns and operates Momentis, a network marketing company operating within Canada and the U.S. Independent representatives educate consumers about the benefits of energy deregulation and sell them products offered by Just Energy as well as a number of other products. Independent representatives are rewarded through commissions earned based on new customers added. For the three months ended September 30, 2011, there were 6,200 independent representatives added, bringing the total number to 11,100.

Solar division

Hudson Solar, a solar project development platform in New Jersey, brings renewable energy directly to the consumer, enabling them to reduce their environmental impact and energy costs. Hudson Solar installs solar systems on residential or commercial sites, maintaining ownership of the system and providing maintenance and monitoring of the system for a period of up to 20 years. Hudson Solar sells the energy generated by the solar panels back to the customer. This division will contribute to operating metrics through commodity sales, renewable energy credit offset sales and tax incentives. To date, the division has made commitments of approximately $35 million with the status of the associated projects ranging from contracted to completed.

Adjusted EBITDA

For the three months ended September 30

(thousands of dollars)

	Fiscal 2012		Fiscal 2011
		Per share		Per unit
Reconciliation to income statement

Profit (loss) attributable to shareholders of Just Energy	$(3,494)	$(0.02)	$(133,733)	$(0.97)
Add (subtract):
Finance costs	14,340		15,605
Provision for (recovery of) income tax	14,925		(95,203)
Capital tax	—		26
Amortization	37,729		40,610

EBITDA	$63,500	$0.45	$(172,695)	$(1.25)
Add (subtract):
Change in fair value of derivative instruments	(24,896)		204,136

Base EBITDA	38,604	$0.27	31,441	$0.23
Add (subtract):
Selling and marketing expenses to add gross margin	10,342		7,689
Maintenance capital expenditures	(1,052)		(1,633)

Adjusted EBITDA	$47,894	$0.34	$37,497	$0.27

Adjusted EBITDA

Gross margin per financial statements	$102,561	$0.73	$96,719	$0.70
Add (subtract):
Administrative expenses	(28,774)		(25,963)
Selling and marketing expenses	(35,302)		(36,950)
Bad debt expense	(6,451)		(6,694)
Stock based compensation	(2,925)		(2,573)
Amortization included in cost of sales/selling and marketing expenses	6,661		6,463
Other income/expenses	2,834		439

Base EBITDA	38,604	$0.27	31,441	$0.23
Selling and marketing expenses to add gross margin	10,342		7,689
Maintenance capital expenditures	(1,052)		(1,633)

Adjusted EBITDA	$47,894	$0.34	$37,497	$0.27

Distributions/dividends paid

Distributions and dividends	$42,722		$39,756

Class A preference share distributions	—		1,632
Restricted share grants/unit appreciation rights and deferred share grant/deferred unit grant distributions	969		888

Total distributions/dividends	$43,691	$0.31	$42,276	$0.31

Adjusted fully diluted average number of units/shares outstanding[1]		140.9m		137.7m

[1]	The per share/unit amounts are calculated on an adjusted fully diluted basis, removing the impact of the $330m, $100m and $90m convertible debentures as all will be anti-dilutive in future periods.

Adjusted EBITDA

For the six months ended September 30

(thousands of dollars)

	Fiscal 2012		Fiscal 2011
		Per share		Per unit
Reconciliation to income statement

Profit attributable to shareholders of Just Energy	$47,638	$0.34	$139,676	$1.01

Add (subtract):
Finance costs	28,132		28,360
Provision for (recovery of) income tax	22,146		(57,745)
Capital tax	—		159
Amortization	75,148		74,200

EBITDA	$173,064	$1.23	$184,650	$1.34
Subtract:
Change in fair value of derivative instruments	(104,593)		(131,411)

Base EBITDA	68,471	$0.49	53,239	$0.39
Add (subtract):
Selling and marketing expenses to add gross margin	20,473		17,070
Maintenance capital expenditures	(3,619)		(3,086)

Adjusted EBITDA	$85,325	$0.61	$67,223	$0.49

Adjusted EBITDA

Gross margin per financial statements	$196,822	$1.40	$177,074	$1.29
Add (subtract):
Administrative expenses	(57,058)		(54,804)
Selling and marketing expenses	(69,856)		(66,708)
Bad debt expense	(13,265)		(12,443)
Stock based compensation	(4,606)		(4,583)
Amortization included in cost of sales/selling and marketing expenses	13,435		10,961
Other income/expenses	2,999		3,742

Base EBITDA	68,471	$0.49	53,239	$0.39
Selling and marketing expenses to add gross margin	20,473		17,070
Maintenance capital expenditures	(3,619)		(3,086)

Adjusted EBITDA	$85,325	$0.61	$67,223	$0.49

Distributions/dividends paid

Distributions and dividends	$85,242		$79,348

Class A preference share distributions	—		3,264
Restricted share grants/unit appreciation rights and deferred share grant/deferred unit grant distributions	2,054		1,734

Total distributions/dividends	$87,296	$0.62	$84,346	$0.62

Adjusted fully diluted average number of units/shares outstanding[1]		140.6m		137.5m

[1]	The per share/unit amounts are calculated on an adjusted fully diluted basis, removing the impact of the $330m, $100m and $90m convertible debentures as all will be anti-dilutive in future periods.

Base EBITDA differs from EBITDA in that the impact of the mark to market gains (losses) from the financial instruments is removed as management believes that these short-term mark to market non-cash gains (losses) do not impact the long-term financial performance. For Adjusted EBITDA, selling and marketing expenses used for increasing gross margin are also removed along with maintenance capital expenditures being deducted. With the conversion from an income trust to a corporation effective January 1, 2011, management believes that Adjusted EBITDA is the best measure of operating performance.

Adjusted EBITDA amounted to $47.9 million ($0.34 per share) in the second quarter of fiscal 2012, an increase of 25% per share/unit from $37.5 million ($0.27 per unit) in the prior comparable quarter. This increase is attributable to the increase in gross margin as well as higher other income quarter over quarter. Gross margin increased 6% overall with higher margin contribution from NHS and TGF as gross margin attributable to gas and electricity marketing stayed constant quarter over quarter.

Administrative expenses increased by 11% from $26.0 million to $28.8 million quarter over quarter but were in line with the amount recorded in the previous two quarters. The increase over the prior comparable quarter was due to a one-time expense reduction in the prior comparative period as well as the additional $0.7 million spent on the expansion of Momentis, our network marketing sales channel, and Hudson Solar. Selling and marketing expenses for the three months ended September 30, 2011 were $35.3 million, a 4% decrease from $37.0 million reported in the prior comparative quarter. The sales and marketing expenses representing the costs associated with maintaining gross margin, which are deducted in Adjusted EBITDA, were $21.3 million for the three months ended September 30, 2011, a decrease of 15% from $25.1 million in the prior comparable quarter. Bad debt expense was $6.5 million for the three months ended September 30, 2011, a 4% decrease from $6.7 million recorded for the prior comparable quarter. In addition, other income/expense increased from $0.4 million to $2.8 million as a result of the hedging gain on the investment of the proceeds from the issuance of the $100m convertible debentures.

Dividends and distributions paid for the three months ended September 30, 2011 were $43.7 million, an increase of 3% from the prior comparative quarter as a result of the dividends paid to JEEC shareholders being only 66.67% of that which was paid to JEGI shareholders and a higher number of shares versus units outstanding. The payout ratio on Base EBITDA was 113% for the three months ended September 30, 2011, versus 134% in the prior comparative quarter. For the three months ended September 30, 2011, the payout ratio on Adjusted EBITDA was 91%, versus 113% in the prior comparative quarter.

For the six months ended September 30, 2011, Adjusted EBITDA amounted to $85.3 million ($0.61 per share), an increase of 27% (24% per share/unit) from $67.2 million ($0.49 per unit) in the prior comparable period. For the current six-month-period, gross margin increased by 11% (9% per share/unit). Dividends and distributions for the six months ended September 30, 2011 were $87.3 million ($0.62 per share), an increase of 3% from the prior comparative period. The payout ratio on Base EBITDA was 127% for the six months ended September 30, 2011, versus 158% in the prior comparative quarter. For the six months ended September 30, 2011, the payout ratio on Adjusted EBITDA was 102%, versus 125% in the prior comparative quarter.

For further information on the changes in the gross margin, please refer to “Gas and electricity marketing” on page 10 and “Administrative expenses”, “Selling and marketing expenses”, “Bad debt expense” and “Finance costs”, which are further clarified on pages 17 through 19.

Future embedded gross margin

Management’s estimate of the future embedded gross margin is as follows:

(millions of dollars)	As at Sept. 30, 2011	As at June 30, 2011	Sept. 11 vs. June 11 Variance	As at Sept. 30, 2010	Sept. 11 vs. Sept. 10 Variance
Canada (CAD$)	$603.9	$622.1	(3)%	$708.8	(15)%
United States (US$)	866.7	851.3	2%	778.8	11%
Total (CAD$)	1,512.4	1,443.1	5%	1,510.9	—

Management’s estimate of the future contracted gross margin amounted to $1,512.4 million at as September 30, 2011, an increase of 5% during the quarter. The future embedded gross margin for Canada decreased by 3% from $622.1 million at June 30, 2011 to $603.9 million at September 30, 2011. The embedded margins in Canada declined over the three months due to a challenging price environment for renewals and new customer additions resulting in a net customer loss of 4% during the quarter. This decline was offset by the 2% growth in U.S. future embedded gross margin from $851.3 million to $866.7 million. The growth in embedded margins is less than Just Energy’s growth in customer base because commercial customers, which make up a growing percentage of new additions, have lower margins and shorter contract terms than residential customers. However, the commercial customer base also results in lower customer aggregation costs and lower annual customer servicing costs, which are not captured in embedded margin. The embedded margin calculation includes the future margin associated with the energy marketing divisions only. Any future embedded margin associated with NHS, TGF or Hudson Solar is excluded from the embedded margin outlined above.

The U.S. dollar strengthened against the Canadian dollar during the quarter, resulting in an increase of $72.5 million in total future embedded gross margin.

Summary of quarterly results

(thousands of dollars, except per unit/share amounts)

	Fiscal 2012 Q2	Fiscal 2012 Q1	Fiscal 2011 Q4	Fiscal 2011 Q3
Sales	$600,043	$626,200	$941,334	$744,296
Gross margin	102,561	94,261	172,404	132,084
Administrative expenses	28,774	28,284	28,367	26,299
Finance costs	14,340	13,792	13,646	15,679 [2]
Net income (loss)	(3,494)	51,132	37,119	178,468
Net income (loss) per unit/share – basic	(0.03)	0.37	0.27	1.41
Net income (loss) per unit/share – diluted	(0.03)	0.35	0.23	1.16
Dividends/distributions paid	43,691	43,605	43,208	42,450
Base EBITDA	38,604	29,867	109,282	68,823
Adjusted EBITDA	47,894	37,431	114,934	76,800
Payout ratio on Base EBITDA	113%	146%	40%	62%
Payout ratio on Adjusted EBITDA	91%	116%	38%	55%

	Fiscal 2011 Q2	Fiscal 2011 Q1	Fiscal 2010 Q4[1]	Fiscal 2010 Q3[1]
Sales	$657,878	$609,684	$838,596	$629,966
Gross margin	96,719	80,355	155,815	111,947
Administrative expenses	25,963	28,841	22,405	24,767
Finance costs	12,823 [2]	9,937 [2]	5,565	5,143
Net income (loss)	(133,436)	270,789	(79,211)	97,390
Net income (loss) per unit – basic	(1.07)	2.19	(0.59)	0.73
Net income (loss) per unit – diluted	(1.07)	1.78	(0.59)	0.73
Distributions paid	42,276	42,070	68,161 [3]	41,248
Base EBITDA	31,441	21,798	107,036	58,543
Adjusted EBITDA	37,497	29,726	108,962	60,564
Payout ratio on Base EBITDA	134%	193%	64%	70%
Payout ratio on Adjusted EBITDA	113%	142%	63%	68%

[1]	Quarterly information prepared using Canadian GAAP as prior to IFRS transition date.

[2]	Excludes distributions paid to holders of exchangeable shares prior to Conversion included as finance costs under IFRS.

[3]	Includes special distribution of $26.7 million paid in January 2010.

Just Energy’s results reflect seasonality, as consumption is greatest during the third and fourth quarters (winter quarters). While year over year quarterly comparisons are relevant, sequential quarters will vary materially. The main impact of this will be higher Base and Adjusted EBITDA and lower payout ratios in the third and fourth quarters, and lower Base and Adjusted EBITDA and higher payout ratios in the first and second quarters.

Analysis of the second quarter

Sales decreased by 9% quarter over quarter to $600.0 million from $657.9 million. Sales from gas and electricity marketing decreased by 11% quarter over quarter primarily as a result of lower commodity prices. This decrease was slightly offset by higher sales for NHS and TGF. Gross margin increased by 6% quarter over quarter due to an increase in margin contribution from NHS and TGF. Gross margin from gas and electricity marketing did not materially change in comparison with the second quarter of fiscal 2011 as the margin was impacted by the increase in the number of commercial and variable rate customers quarter over quarter.

Net loss for the three months ended September 30, 2011 was $3.5 million, representing a loss per share of $0.03, on a basic and diluted basis. For the prior comparative quarter, net loss was $133.7 million, representing a loss of $1.07, both on a basic and diluted per unit basis. The change in fair value of derivative instruments resulted in a gain of $24.9 million for the current quarter, in comparison with a loss of $204.1 million in the second quarter of the prior fiscal year. The fair value of derivative instruments represents the mark to market of future commodity supply acquired to cover future customer demand. The supply has been sold to customers at future fixed prices, minimizing any realizable impact of mark to market gains and losses.

Adjusted EBITDA increased by 28% to $47.9 million for the three months ended September 30, 2011. This increase is attributable to the increase in gross margin and other income and lower sales and marketing costs. Base EBITDA (after all selling and marketing costs) increased by 23% (20% per share/unit) to $38.6 million for the three months ended September 30, 2011, up from $31.4 million in the prior comparable quarter.

Dividends/distributions paid were $43.7 million, a 3% increase from $42.3 million paid in the prior comparative quarter. The increase is due to the increase in outstanding shares as the annual dividend/distribution rate was unchanged at $1.24 per year. In the prior year, JEEC exchangeable shares were paid dividends equal to 66.67% of the Fund’s distributions. These shares have now been exchanged for JEGI common shares and receive the $1.24 annual dividends. Payout ratio on Adjusted EBITDA was 91% for the three months ended September 30, 2011, compared with 113% in the prior comparable quarter.

Gas and electricity marketing

For the three months ended September 30

(thousands of dollars)

	Fiscal 2012			Fiscal 2011
Sales	Canada	United States	Total	Canada	United States	Total
Gas	$54,406	$37,399	$91,805	$77,614	$55,927	$133,541
Electricity	125,662	335,972	461,634	165,578	322,075	487,653

	$180,068	$373,371	$553,439	$243,192	$378,002	$621,194

Decrease	(26)%	(1)%	(11)%
Gross Margin	Canada	United States	Total	Canada	United States	Total
Gas	$7,378	$2,183	$9,561	$2,936	$(461)	$2,475
Electricity	19,469	59,023	78,492	27,805	57,901	85,706

	$26,847	$61,206	$88,053	$30,741	$57,440	$88,181

Increase (decrease)	(13)%	7%	0%

Gas and electricity marketing For the six months ended September 30 (thousands of dollars)

	Fiscal 2012			Fiscal 2011
Sales	Canada	United States	Total	Canada	United States	Total
Gas	$177,684	$116,571	$294,255	$207,329	$128,975	$336,304
Electricity	245,711	601,270	846,981	326,208	546,989	873,197

	$423,395	$717,841	$1,141,236	$533,537	$675,964	$1,209,501

Increase (decrease)	(21)%	6%	(6)%
Gross Margin	Canada	United States	Total	Canada	United States	Total
Gas	$24,225	$10,441	$34,666	$15,067	$4,823	$19,890
Electricity	37,939	100,570	138,509	53,801	94,671	148,472

	$62,164	$111,011	$173,175	$68,868	$99,494	$168,362

Increase (decrease)	(10)%	12%	3%

Sales for the three months ended September 30, 2011 were $553.4 million, a decrease of 11% from $621.2 million in the prior comparable quarter. The sales decline was the result of a gradual reduction in average price within the customer base as new customers signed and customer renewals are at much lower prices than that of customers expiring or lost through attrition. Gross margins were $88.1 million for the quarter, in line with the $88.2 million earned during the three months ended September 30, 2010. The margin was flat quarter over quarter despite an 8% increase in customers reflecting the increase in the number of commercial and variable rate customers in the past year, which are replacing higher-margin customers lost through attrition and failure to renew.

For the six months ended September 30, 2011, sales were $1,141.2 million, a decrease of 6% from $1,209.5 million reported in the prior comparable period. Gross margin was $173.2 million for the six months ended September 30, 2011, an increase of 3% from $168.4 million earned in the first half of fiscal 2010.

Canada

Sales were $180.1 million for the three months ended September 30, 2011, down 26% from $243.2 million in the prior comparable quarter. Gross margins were $26.8 million in the second quarter, a decrease of 13% from $30.7 million in the prior comparable period. For the six months ended September 30, 2011, sales and gross margin were $423.4 million and $62.2 million, respectively, representing decreases of 21% in sales and 10% in gross margin over the comparative period of fiscal 2011. The number of long-term customers in Canada has decreased by 10% during the past year.

Gas

Canadian gas sales were $54.4 million, a decrease of 30% from $77.6 million in the three months ended September 30, 2010. This decrease is a result of the Canadian gas customer base falling by 13% year over year as well as the decline in commodity prices reflected in recent contract offerings. Gross margin totalled $7.4 million, up 151% from the prior comparative quarter despite the customer decline. The prior comparable quarter included significant losses on the sale of excess gas at low spot prices from the warm winter experienced in fiscal 2010.

For the six months ended September 30, 2011, sales amounted to $177.7 million, a decrease of 14% from $207.3 million recorded in the prior comparable period due to the declining customer base. Gross margin increased by 61% from $15.1 million to $24.2 million as a result of the losses on the sale of excess gas experienced in the prior comparative period.

After allowance for balancing and inclusive of acquisitions, realized average gross margin per customer (“GM/RCE”) for the rolling 12-months ended September 30, 2011, amounted to $176/RCE compared to $177/RCE for the prior comparable quarter. The GM/RCE value includes an appropriate allowance for the bad debt expense in Alberta.

Electricity

Electricity sales in Canada were $125.7 million for the three months ended September 30, 2011, a decrease of 24% from the prior comparable quarter due to an 8% decline in RCEs as well as recent product offerings being at lower prices in order to remain competitive with very low current utility prices. Gross margin decreased by 29% quarter over quarter to $19.5 million versus $27.8 million in the prior three-month period. The decrease was a result of expiring higher margin customers being replaced with new lower margin customers. The customers aggregated by the Consumer Energy division continued to underperform due to competitive pressures from low utility prices in Ontario.

For the six months ended September 30, 2011, sales amounted to $245.7 million, a decrease of 25% from $326.2 million recorded in the prior comparable period due to the declining customer base. Gross margin decreased by 29% to $37.9 million for the six months ended September 30, 2011 over the prior comparable period.

Realized average gross margin per customer in Canada after all balancing and including acquisitions for the rolling 12-months ended September 30, 2011, amounted to $114/RCE, a decrease from $143/RCE in the prior comparative period primarily due to the cumulative effect of new lower margin contracts sold to compete against the very low utility price in the Ontario market. JustGreen sales had a positive impact on margins per customer but this was more than offset by pricing required to compete against the regulated utility floating rate in Ontario. Management believes that this lower margin level will remain for the foreseeable future. The GM/RCE value includes an appropriate allowance for the bad debt expense in Alberta.

United States

Sales for the second quarter of fiscal 2012 were $373.4 million, a decrease of 1% from $378.0 million in the three months ended September 30, 2010. Gross margin was $61.2 million, up 7% from $57.4 million in the prior comparable period. For the six months ended September 30, 2011, sales increased by 6% to $717.8 million over the prior comparable period. Gross margin for the six months ended September 30, 2011 was $111.0 million, an increase of 12% from $99.5 million recorded in the prior comparable period.

Gas

For the three months ended September 30, 2011, gas sales and gross margin in the U.S. totalled $37.4 million and $2.2 million, respectively, versus $55.9 million and $(0.5) million, respectively, in the prior comparable quarter. Total gas customers remained relatively unchanged year over year. The sales decrease of 33% was the result of a gradual reduction in average price within the customer base as renewals and new customers signed are at much lower prices than that of customers expiring or lost through attrition.

Despite the 33% decline in sales, gross margin increased year over year even though the number of long-term customers remaining relatively flat year over year. In the prior comparable quarter, the U.S gas markets experienced a sharp decline in consumption due the record warm winter of fiscal 2010 and high third party losses on the sale of the excess gas. The current year reflects closer to normal weather and consumption.

For the six months ended September 30, 2011, sales amounted to $116.6 million, a decrease of 10% from $129.0 million recorded in the prior comparable period due to the change in products offered to remain competitive. Gross margin more than doubled from $4.8 million to $10.4 million for the six months ended September 30, 2011 primarily as a result of closer to normal weather and consumption versus the high losses on sale of excess gas experienced in the prior comparable period.

Average realized gross margin after all balancing costs for the rolling 12 months ended September 30, 2011, was $145/RCE, a decrease from $161/RCE. This is due to the inclusion of lower margin commercial customers offsetting the lower losses on sale of excess gas. The GM/RCE value includes an appropriate allowance for bad debt expense in Illinois and California.

Electricity

U.S. electricity sales and gross margin for the three months ended September 30, 2011 were $336.0 million and $59.0 million, respectively, versus $322.1 million and $57.9 million, in the second quarter of fiscal 2011. Sales increased 4% due to a 34% increase in long-term customers year over year, attributable to the strong marketing growth by the Commercial Energy division. Sales increased less than the increase in customers due to an increase in commercial customers and lower commodity pricing. Gross margin increased by 2% due to increase in customers being offset by the lower margins on largely commercial customers added.

For the six months ended September 30, 2011, sales amounted to $601.3 million, an increase of 10% from $547.0 million recorded in the prior comparable period. Gross margin increased from $94.7 million to $100.6 million for the six months ended September 30, 2011. Customers were up sharply but with the underperformance of the Consumer Energy division, the mix of additional commercial customers limited both sales and margin growth.

Average gross margin per customer for electricity during the current quarter decreased to $131/RCE, compared to $172/RCE in the prior comparable quarter, as a result of lower margins per RCE for commercial customers added. The GM/RCE value for Texas, Pennsylvania, Massachusetts and California includes an appropriate allowance for the bad debt expense.

Long-term customer aggregation

	July 1, 2011	Additions	Attrition	Failed to renew	September 30, 2011	% increase (decrease)
Natural gas
Canada	635,000	11,000	(18,000)	(31,000)	597,000	(6)%
United States	567,000	36,000	(29,000)	(4,000)	570,000	1%

Total gas	1,202,000	47,000	(47,000)	(35,000)	1,167,000	(3)%

Electricity
Canada	704,000	25,000	(17,000)	(24,000)	688,000	(2)%
United States	1,452,000	166,000	(57,000)	(13,000)	1,548,000	7%

Total electricity	2,156,000	191,000	(74,000)	(37,000)	2,236,000	4%

Combined	3,358,000	238,000	(121,000)	(72,000)	3,403,000	1%

Gross customer additions for the quarter were 238,000, down 6% from the 254,000 customers added through marketing in the second quarter of fiscal 2011 but up 5% from the 227,000 customers added in the first quarter. Net additions were 45,000 for the quarter, resulting in a 1% growth in the customer base for the second quarter.

Consumer customer additions amounted to 84,000, a 31% decrease from the 121,000 customer additions in the prior comparable quarter, however, an increase of 6% from 79,000 customer additions in the first quarter of fiscal 2012. The quarter over quarter decrease in customer additions is a result of the decrease in the number of independent contractors from 1,100 a year ago to 860 as a result of the challenging price environment. Management continues to diversify its sales platform beyond door-to-door sales to include network, telephone and Internet-based marketing channels and responded to the current price environment with a change in product offerings to include a variable-based product.

Commercial additions were 154,000 for the quarter, a 16% increase from the 133,000 additions recorded in the second quarter of fiscal 2011 and a 4% increase from 148,000 additions in the first quarter of fiscal 2012. The broker sales channel continues to expand across Just Energy’s existing markets. Commercial additions, which consists of customers representing 15 RCEs or higher, will fluctuate quarterly depending on the size of customers signed.

Total gas customers decreased by 3% during the last three months, reflecting a difficult price environment with a large disparity between utility spot prices and the five-year prices. The extended period of low, stable gas prices has reduced the customer appetite for the stability of higher priced long-term fixed contracts. As a result, Just Energy has moved to a variety of consumer products that meet the consumer’s need for stability and protection against volatility. This continues to impact new customer additions and renewals. To respond, profitable new variable rate contracts are being sold while spot market prices remain stable.

Total electricity customers were up 4% during the quarter, with a 7% growth in the U.S. markets and a 2% decrease in customers in the Canadian markets. The Canadian electricity market, particularly in Ontario, continues to face competitive challenges due to low utility pricing.

JustGreen and JustClean

Sales of the JustGreen products remain strong despite premium pricing in a low-price environment. The JustGreen program allows customers to choose to purchase units of green energy in the form of renewable energy or carbon offsets, in an effort to reduce greenhouse gas emissions. When a customer purchases a unit of green energy, it creates a contractual obligation for Just Energy to purchase a supply of green energy at least equal to the demand created by the customer’s purchase. A review was conducted by Grant Thornton LLP of Just Energy’s Renewable Energy and Carbon Offsets Sales and Purchases report for the period from January 1, 2010, through December 31, 2010, validating the match of Just Energy’s renewable energy and carbon offset purchases against customer contracts. Just Energy will have a similar review conducted following calendar 2011. Just Energy has contracts with over 25 carbon offset and renewable energy projects across North America and is actively pursuing new projects to meet our growing demand for green energy alternatives. Just Energy purchases carbon offsets and renewable energy credits for the current and future use of our customers. Our purchases help developers finance their projects.

The Company currently sells JustGreen gas in the eligible markets of Ontario, Quebec, British Columbia, Alberta, Michigan, New York, Ohio, Illinois and Pennsylvania. JustGreen electricity is sold in Ontario, Alberta, New York, Texas and Pennsylvania. Of all consumer customers who contracted with Just Energy in the past year, 34% took JustGreen for some or all of their energy needs. On average, these customers elected to purchase 90% of their consumption as green supply. In the previous comparative period, 44% of the consumer customers who contracted with Just Energy chose to include JustGreen for an average of 88% of their consumption. Overall, JustGreen supply now makes up 9% of the overall gas portfolio, up from 3% a year ago. JustGreen supply makes up 12% of the electricity portfolio, up from 11% a year ago.

In addition, JustClean products are being offered in Ontario, Quebec and Florida. JustClean products are carbon offsets from carbon capture and reduction projects as well as green power renewable energy certificates from green generators. The JustClean product can be offered in all states and provinces and is not dependent on energy deregulation. We are actively investing to expand this product offering throughout the U.S. and Canada to new markets, both regulated and deregulated.

Attrition

	Trailing 12-month attrition - September 30, 2011	Trailing 12-month attrition - September 30, 2010
Natural gas
Canada	10%	12%
United States	21%	27%

Electricity
Canada	10%	12%
United States	14%	15%

The past year saw an improvement in attrition rates across all markets. The primary contributing factor is that most customers signed in the past three years are on prices consistent with current market prices. The attrition from these customers and eventual renewal of the customer will benefit from this pricing. In addition, improved economic conditions and diligent credit reviews have resulted in lower attrition rates as well. We expect this trend in improving attrition rates to continue.

Natural gas

The annual natural gas attrition in Canada was 10% for the trailing 12-months, lower than the 12% attrition rate reported in the prior comparable quarter. In the U.S., annual gas attrition was 21%, a decrease from 27% experienced a year prior due to new product offerings and greater economic stability within the U.S customer base.

Electricity

The annual electricity attrition rate in Canada was 10%, lower than the 12% reported in the prior comparable quarter. Electricity attrition in the U.S. was 14% for the trailing 12-months, in line with management’s ongoing expectations.

Renewals

	Trailing 12-month renewals - September 30, 2011	Trailing 12-month renewals - September 30, 2010
Natural gas
Canada	63%	63%
United States	78%	78%

Electricity
Canada	56%	65%
United States	68%	89%

The Just Energy renewal process is a multifaceted program that aims to maximize the number of customers who choose to renew their contract prior to the end of their existing contract term. Efforts begin up to 15 months in advance, allowing a customer to renew for an additional four or five years. Management’s targeted renewal rates are to be in the range of 70% overall, assuming commodity price volatility remains low. The combined renewal rate for all gas and electricity markets was 64% for the trailing 12-month period.

Natural gas

The current trailing annual renewal rate for all Canadian gas customers was 63%, unchanged from one year prior. In the Ontario gas market, customers who do not positively elect to renew or terminate their contract receive a one-year fixed price for the ensuing year. Of the total Canadian gas customer renewals for fiscal 2012, 33% were renewed for a one-year term. The Canadian gas market continues to be challenged in renewals largely due to the current high spread between the five-year price and the utility spot price. The long period of stable low gas prices has reduced customer interest in renewing at higher fixed prices. Just Energy has introduced some enhanced variable-price offerings and products like JustGreen and JustClean to improve renewal rates.

In the U.S. markets, Just Energy had primarily Illinois and New York gas customers up for renewal. Gas renewals for the U.S. were 78%.

Electricity

The electricity renewal rate for Canadian customers was 56% for the trailing 12 months. There continues to be solid demand for JustGreen products, supporting renewals in Canadian electricity but, due to the disparity between the spot and five-year prices and low volatility in the spot prices, customers have been reluctant to again lock into fixed-priced products. Just Energy has introduced some enhanced variable-price electricity offerings and JustClean to improve renewal rates.

During the three months ended September 30, 2011, Just Energy had Texas, Illinois and New York electricity customers up for renewal. The electricity renewal rate was 68%, with strong renewals in Texas being offset by weaker renewals in Illinois and New York. In each of these markets, our green products are being developed for renewing customers, which should strengthen the profitability and the renewal rates.

Gas and electricity contract renewals

This table shows the percentage of commodity customers up for renewal in each of the following years:

	Canada –gas	Canada - electricity	U.S. - gas	U.S. - electricity
2012	13%	12%	31%	29%
2013	32%	36%	22%	15%
2014	19%	18%	11%	14%
2015	17%	11%	14%	19%
Beyond 2015	19%	23%	22%	23%

Total	100%	100%	100%	100%

All variable and month-to-month customers are included in the current period, 2012.

Just Energy continuously monitors its customer renewal rates and continues to modify its offering to existing customers in order to maximize the number of customers who renew their contracts. To the extent there is continued customer take-up on blend and extend offers, some renewals scheduled for 2012 and 2013 will move to 2015 and beyond.

Gross margin earned through new marketing efforts

Annual gross margin per customer for new and renewed customers

The table below depicts the annual margins on contracts of residential and commercial customers signed during the quarter. This table reflects all margin earned on new additions and renewals including both the brown commodity and JustGreen. Customers added through marketing or renewed were lower than the margins of customers lost through attrition or failure to renew due to the competitive price environment. However, JustGreen is being aggressively marketed for renewals, with the expectation that rates similar to those for new customers can be achieved. Sales of the JustGreen products remained strong, with approximately 34% of all residential customers added in the past 12-months taking some or all green energy supply. Customers that have purchased the JustGreen product elected, on average, to take 90% of their consumption in green supply. For large commercial customers, the average gross margin for new customers added was $85/RCE. The aggregation cost of these customers is commensurately lower per RCE than a residential customer.

Annual gross margin per customer[1]	Q2 fiscal 2012	Number of customers
Residential and small commercial customers added in the quarter
- Canada - gas	$174	7,000
- Canada - electricity	119	12,000
- United States - gas	189	26,000
- United States - electricity	157	39,000
Average annual margin	167

Residential and small commercial customers renewed in the quarter
- Canada - gas	$180	16,000
- Canada - electricity	107	17,000
- United States - gas	190	12,000
- United States - electricity	158	4,000
Average annual margin	148

Residential and small commercial customers lost in the quarter
- Canada - gas	$192	38,000
- Canada - electricity	148	32,000
- United States - gas	212	30,000
- United States - electricity	180	40,000
Average annual margin	183

Large commercial customers added in the quarter	$85	154,000

Large commercial customers lost in the quarter	$125	53,000

[1]	Customer sales price less cost of associated supply and allowance for bad debt.

Home Services division (NHS)

NHS provides Ontario residential customers with long-term water heater rental programs that offer conventional tanks, power vented tanks and tankless water heaters in a variety of sizes as well as high efficiency furnaces and air conditioners. NHS had continued strong customer growth and with installations for the quarter amounting to 12,200 water heaters, air conditioners and furnaces, compared to 13,000 units installed in the prior comparable quarter. The installations for the current quarter consisted of 10,400 water heaters and 1,800 HVAC units, opposed to 12,300 water heaters and 700 HVAC units installed in the prior comparative quarter. Although there were fewer installations in the current quarter, the overall contribution to future EBITDA is greater as the average rental revenue for HVAC products is more than double that of a water heater. As of September 30, 2011, the cumulative installed customer base was 143,800 units, an increase of 42% from one year prior. Management is confident that NHS will continue to contribute to the long-term profitability of Just Energy. NHS currently markets through approximately 260 independent contractors.

As NHS is a high growth, relatively capital-intensive business, Just Energy’s management believes that, in order to maintain stability of dividends, separate non-recourse financing of this capital is appropriate. NHS entered into a long-term financing agreement with Home Trust Company (“HTC”) for the funding of the water heaters, furnaces and air conditioners in the Enbridge Gas (January 2010) and Union Gas (July 2010) distribution territories. Under the HTC agreements, NHS receives funds equal to the amount of the five-, seven- or ten-year cash flow (at its option) of the water heater, furnace and air conditioner contracts discounted at the contracted rate, which is currently 7.99%. HTC is then paid an amount that is equal to the customer rental payments on the water heaters for the next five, seven or ten years as applicable. The funding received from HTC up to September 30, 2011, was $155.4 million.

Management’s strategy for NHS is to self-fund the business through its growth phase, building value within the customer base. This way, NHS will not require significant cash from Just Energy’s core operations nor will Just Energy rely on NHS’s cash flow to fund dividends. The result should be a valuable asset, which will generate strong cash returns following repayment of the HTC financing.

Selected financial information

(thousands of dollars, except where indicated)

	Three months ended Sept. 30, 2011	Three months ended Sept. 30, 2010	Six months ended Sept. 30, 2011	Six months ended Sept. 30, 2010
Sales per financial statements	$8,372	$5,172	$16,178	$9,613
Cost of sales	1,827	1,386	3,401	2,995

Gross margin	6,545	3,786	12,777	6,618

Selling and marketing expenses	578	850	1,878	1,664
Administrative expenses	3,574	2,996	6,337	5,881
Finance costs	2,366	1,490	4,517	2,831

Capital expenditures	9,025	9,152	18,551	17,306
Amortization	440	525	877	1,046
Total cumulative number of water heaters, furnaces and air conditioners installed	143,800	101,000	143,800	101,000

Results of operations

For the three months ended September 30, 2011, NHS had sales of $8.4 million for the quarter, up 62% from $5.2 million reported in the second quarter of fiscal 2011. Gross margin amounted to $6.5 million for the three months ended September 30, 2011, up 73% from $3.8 million reported in the comparable period. The cost of sales for the three months ended September 30, 2011 was $1.8 million, of which $1.6 million represents the non-cash amortization of the installed water heaters, furnaces and air conditioners for the customer contracts signed to date. Administrative costs, which relate primarily to administrative staff compensation, warehouse expenses and the opening of additional warehouses to support expansion throughout Ontario, were $3.6 million for the three months ended September 30, 2011, an increase of 19% quarter over quarter. The increase in administrative expenses was a result of additional spending in order to support the continued expansion of this division.

Finance costs amounted to $2.4 million as a result of the financing arrangement with HTC. Capital expenditures, including installation costs, amounted to $9.0 million for the three months ended September 30, 2011.

For the six months ended September 30, 2011, sales were $16.2 million, an increase of 68% over $9.6 million in sales recorded for the same period in fiscal 2011, consistent with the increase in number of units installed. Gross margin was $12.8 million for the six months ended September 30, 2011, a 93% increase over margins of $6.6 million from the prior comparable period as a result of the increase in installation base. Selling and marketing and administrative expenses for the first half of fiscal 2012 increased by 13% and 8%, respectively, over the prior comparable period due to the continued growth in customer base. Capital expenditures increased by 7% to $18.6 million for the six months ended September 30, 2011.

The growth of NHS has been rapid and, combined with the HTC financing, is expected to be self-sustaining on a cash flow basis.

Ethanol division (TGF)

TGF continues to remain focused on improving the plant production and run time of the Belle Plaine, Saskatchewan, wheat-based ethanol facility. For the three months ended September 30, 2011, the plant achieved an average production capacity of 80%, an increase from average production capacity of 67% in the first quarter of fiscal 2012 as a result of less downtime in the quarter and improved access to wheat supply. In the first quarter of fiscal 2012, the plant completed scheduled maintenance, resulting in production downtime and also experienced wheat shortages requiring production slowdowns as a result of unusually wet conditions in Saskatchewan.

Ethanol prices were, on average, $0.77 per litre and wheat prices averaged $207 per metric tonne for the three months ended September 30, 2011. For the prior comparable quarter, ethanol prices were depressed and averaged $0.57 per litre and wheat prices were $168 per metric tonne. As at September 30, 2011, ethanol was priced at $0.68 per litre. The Ethanol division has separate non-recourse financing in place such that capital requirements and operating losses will not impact Just Energy’s core business and its ability to pay dividends.

Selected financial information

(thousands of dollars, except where indicated)

	Three months ended Sept. 30, 2011	Three months ended Sept. 30, 2010	Six months ended Sept. 30, 2011	Six months ended Sept. 30, 2010
Sales per financial statements	$36,379	$31,191	$66,571	$47,997
Cost of sales	30,167	26,726	57,814	46,321

Gross margin	6,212	4,465	8,757	1,676

Administrative expenses	2,150	3,162	4,823	5,629
Finance costs	1,606	1,902	3,293	3,609

Capital expenditures	95	65	122	179
Amortization	349	297	647	593

Results of operations

For the second quarter of fiscal 2012, TGF had sales of $36.4 million, a 17% increase from $31.2 million in the prior comparable quarter. Cost of sales amounted to $30.2 million, an increase of 13% from $26.7 million in the three months ended September 30, 2010. During the quarter, the plant produced 29.8 million litres of ethanol and 30,078 metric tonnes of DDG. In the prior comparable quarter, TGF produced 30.6 million litres of ethanol and 28,386 metric tonnes of DDG and experienced an average production capacity of 81%. For the three months ended September 30, 2011, TGF incurred $2.2 million in administrative expenses and $1.6 million in finance costs.

For the six months ended September 30, 2011, TGF increased sales by 39% from $48.0 million to $66.6 million over the prior comparable period. Gross margin was $8.8 million for the current six-month-period, a substantial increase over the prior comparable period due to a loss experienced in the first quarter of fiscal 2011 as a result of plant inefficiency and low ethanol and DDG prices.

TGF receives a federal subsidy related to the ecoEnergy for Biofuels Agreement signed on February 17, 2009, as amended from time to time, based on the volume of ethanol produced. The subsidy is $0.08 per litre for fiscal 2012. The subsidy amount declines through time to $0.05 per litre of ethanol produced in fiscal 2015, the last year of the agreement.

Overall consolidated results – Just Energy

Administrative expenses

Administrative costs were $28.8 million for the three months ended September 30, 2011, representing an 11% increase from $26.0 million in the second quarter of the prior fiscal year but in line with the first quarter of the fiscal year as well as the fourth quarter of fiscal 2011. For the six months ended September 30, 2011, administrative expenses were $57.1 million, an increase of 4% from $54.8 million in the prior comparable period.

	Three months ended Sept. 30, 2011	Three months ended Sept. 30, 2010	% Increase (Decrease)	Six months ended Sept. 30, 2011	Six months ended Sept. 30, 2010	% Increase (Decrease)
Energy marketing	$21,732	$19,215	13%	$43,376	$42,360	2%
NHS	3,574	2,996	19%	6,337	5,881	8%
TGF	2,150	3,162	(32)%	4,823	5,629	(14)%
Other	1,318	590	123%	2,522	934	170%

Total administrative expenses	$28,774	$25,963	11%	$57,058	$54,804	4%

Energy marketing administrative costs were $21.7 million in the second quarter of fiscal 2012, an increase of 13% from $19.2 million for the three months ended September 30, 2010. This increase is primarily attributable to the one-time reduction in expenses experienced in the prior comparable quarter with litigation settlements costs being lower than what had been previously accrued. For the six months ended September 30, 2011, administrative expenses for energy marketing were $43.4 million, an increase of 2% over the prior comparable period.

Other administrative costs were $1.3 million and $2.5 million for the three and six months ended September 30, 2011. These expenses represent costs associated with the establishment of Hudson Solar and the expansion of network marketing through Momentis.

Selling and marketing expenses

Selling and marketing expenses, which consist of commissions paid to independent sales contractors, brokers and independent representatives for signing new customers, as well as sales-related corporate costs, were $35.3 million, a decrease of 4% from $37.0 million in the second quarter of fiscal 2011. New customers signed by our sales force were 238,000 during the second quarter of fiscal 2012, down 6% compared to 254,000 customers added through our sales channels in the prior comparable quarter. For the six months ended September 30, 2011, selling and marketing expenses amounted to $69.9 million, an increase of 5% from $66.7 million recorded in the prior comparable period.

Commissions related to obtaining and renewing Hudson commercial contracts are paid all or partially upfront or as residual payments over the life of the contract. If the commission is paid all or partially upfront, the amortization is included in selling and marketing expenses as the associated revenue is earned. If the commission is paid as a residual payment, the amount is expensed as earned. Of the current total commercial customer base, approximately 60% are commercial broker customers and approximately 60% of these commercial brokers are being paid recurring residual payments. During the three months ended September 30, 2011, $3.1 million in commission-related expenses were capitalized to contract initiation costs. Of the capitalized commissions, $0.7 million represents commissions paid to maintain gross margin and therefore, is included in the maintenance capital deducted in the Adjusted EBITDA calculation.

Selling and marketing expenses to maintain gross margin are allocated based on the ratio of gross margin lost from attrition as compared to the gross margin signed from new and renewed customers during the period. Selling and marketing expenses to maintain gross margin were $21.3 million for the three months ended September 30, 2011, a decrease of 15% from $25.1 million in the second quarter of fiscal 2011. For the six months ended September 30, 2011, selling and marketing expenses to maintain gross margin amounted to $41.9 million, a decrease of 3% from $43.4 million in the prior comparable period.

Selling and marketing expenses to add new gross margin are allocated based on the ratio of net new gross margin earned on the customers signed, less attrition, as compared to the gross margin signed from new customers during the period. Selling and marketing expenses to add new gross margin in the three months ended September 30, 2011, totalled $10.3 million, an increase from $7.7 million in the second quarter of fiscal 2011. For the six months ended September 30, 2011, sales and marketing expenses to add new gross margin were $20.5 million, an increase of 20% from $17.1 million in the prior comparable period.

Selling and marketing expenses included in Base EBITDA exclude amortization related to the contract initiation costs for Hudson and NHS. For the three months ended September 30, 2011, the amortization amounted to $3.6 million, a decrease of 13% from $4.2 million reported in the prior comparable quarter. The amortization related to the contract initiation costs for the six months ended September 30, 2011 and 2010 was $7.5 million and $6.3 million, respectively.

The actual aggregation costs per customer for the six months ended September 30, 2011, for residential and commercial customers signed by independent representatives and commercial customers signed by brokers were as follows:

	Residential customers	Commercial customers	Commercial broker customers
Natural gas
Canada	$211/RCE	$138/RCE	$62/RCE
United States	$210/RCE	$101/RCE	$27/RCE

Electricity
Canada	$200/RCE	$146/RCE	$34/RCE
United States	$197/RCE	$94/RCE	$34/RCE

Total aggregation costs	$203/RCE	$119/RCE	$34/RCE

The actual aggregation per customer added for all energy marketing for the six months ended September 30, 2011, was $100. The $34 average aggregation cost for the commercial broker customers is based on the expected average annual cost for the respective customer contracts. It should be noted that commercial broker contracts are paid further commissions averaging $34 per year for each additional year that the customer flows. Assuming an average life of 2.8 years, this would add approximately $61 (1.8 X $34) to the quarter’s $34 average aggregation cost for commercial broker customers reported above. For the prior comparable six months, total aggregation costs per residential, commercial and commercial brokers were $197/RCE, $92/RCE and $34/RCE, respectively, with a combined cost of $110/RCE.

Bad debt expense

In Illinois, Alberta, Texas, Pennsylvania, California, Massachusetts and Georgia, Just Energy assumes the credit risk associated with the collection of customer accounts. In addition, for commercial direct-billed accounts in British Columbia, New York and Ontario, Just Energy is responsible for the bad debt risk. NHS has also assumed credit risk for customer account collection for certain territories within Ontario. Credit review processes have been established to manage the customer default rate. Management factors default from credit risk into its margin expectations for all of the above-noted markets. During the three months ended September 30, 2011, Just Energy was exposed to the risk of bad debt on approximately 48% of its sales.

Bad debt expense is included in the consolidated income statement under other operating expenses. Bad debt expense for the three months ended September 30, 2011 was $6.5 million, down 4% from $6.7 million expensed for the three months ended September 30, 2010. The bad debt expense decrease was despite a 9% increase in total revenues for the current three-month period to $286.5 million, due to incremental commercial customers in the markets where Just Energy assumes the risk for accounts receivable collections. Management integrates its default rate for bad debts within its margin targets and continuously reviews and monitors the credit approval process to mitigate customer delinquency.

For the six months ended September 30, 2011, the bad debt expense of $13.3 million represents approximately 2.5% of revenue, slightly lower than the 2.6% reported for the prior comparable period with $12.4 million of bad debt expense.

Management expects that bad debt expense will remain in the range of 2% to 3% for the fiscal year assuming that the housing market in the U.S. continues to show signs of improvement. For each of Just Energy’s other markets, the LDCs provide collection services and assume the risk of any bad debt owing from Just Energy’s customers for a regulated fee.

Finance costs

Total finance costs for the three months ended September 30, 2011 amounted to $14.3 million, a decrease from $15.6 million recorded in the second quarter of fiscal 2011. Excluding the $2.8 million of dividend payments made to holders of exchangeable shares and equivalents classified as finance costs under IFRS in the prior comparable quarter, finance costs increased by 12%. The increase in costs primarily relates to the increase in credit facility and NHS financing.

For the six months ended September 30, 2011, finance costs amounted to $28.1 million, an increase of 24% from $22.8 million in finance costs for the prior comparable period, excluding $5.6 million in dividend payments classified as finance costs. In addition to the increase in interest paid relating to the credit facility and NHS financing, finance costs relating to the $330m convertible debentures were higher in the current period. The $330m convertible debentures were issued in May 2010 to fund the Hudson acquisition, resulting in only five months of related costs in the prior comparable period.

Foreign exchange

Just Energy has an exposure to U.S. dollar exchange rates as a result of its U.S. operations and any changes in the applicable exchange rate may result in a decrease or increase in other comprehensive income. For the three months ended September 30, 2011, a foreign exchange unrealized gain of $19.3 million was reported in other comprehensive income (loss) versus a $5.6 million loss reported in the prior fiscal year. For the six months ended September 30, 2011, a foreign exchange unrealized gain of $15.5 million was recorded versus a gain of $9.2 million in the prior comparable period.

Overall, a weaker U.S. dollar decreases the value of sales and gross margin in Canadian dollars but this is partially offset by lower operating costs denominated in U.S. dollars. Just Energy retains sufficient funds in the U.S. to support ongoing growth and surplus cash is repatriated to Canada. U.S. cross border cash flow is forecasted annually, and hedges for cross border cash flow are entered into. Just Energy hedges between 25% and 90% of the next 12 months’ cross border cash flows depending on the level of certainty of the cash flow.

Provision for income tax (thousands of dollars)	For the three months ended Sept. 30, 2011	For the three months ended Sept. 30, 2010	For the six months ended Sept. 30, 2011	For the six months ended Sept. 30, 2010
Current income tax recovery	$(1,923)	$(2,734)	$(4,161)	$(3,198)
Future tax provision (recovery)	16,848	(92,469)	26,307	(54,547)

Provision for (recovery of) income tax	$14,925	$(95,203)	$22,146	$(57,745)

Just Energy recorded a current income tax recovery of $1.9 million for the second quarter of fiscal 2012, versus $2.7 million of recovery in the same period last year. A tax recovery of $4.2 million has been recorded for the six-month period of fiscal 2012, versus a recovery of $3.2 million for the same period last year. The change is mainly attributable to a U.S. income tax recovery generated by slightly higher operating losses incurred by the U.S. entities during the first half of this fiscal year.

During the first half of this fiscal year, the mark to market losses from financial instruments decrease as a result of a change in fair value of these derivative instruments during this period and, as a result, a deferred tax expense of $26.3 million was recorded for this period. During the same period of fiscal 2011, Just Energy was an income trust and only included timing differences that were going to reverse subsequent to conversion when assessing its future tax position, as a result of fluctuations in mark to market losses on contracts that were to settle subsequent to January 1, 2011. In addition, there were additional deferred tax recoveries arising from adopting IFRS. The combined effect of such is that a deferred tax recovery of $54.5 million was recorded during that period.

After the Conversion on January 1, 2011, Just Energy has been taxed as a taxable Canadian corporation. Therefore, the deferred tax asset or liability associated with Canadian liabilities and assets recorded on the consolidated balance sheets as at that date will be realized over time as the temporary differences between the carrying value of assets in the consolidated financial statements and their respective tax bases are realized. Current Canadian income taxes are accrued to the extent that there is taxable income in Just Energy and its underlying corporations. Canadian corporations under Just Energy are subject to a tax rate of approximately 28% after the Conversion.

Under IFRS, Just Energy recognized income tax liabilities and assets based on the estimated tax consequences attributable to the temporary differences between the carrying value of the assets and liabilities on the consolidated financial statements and their respective tax bases, using substantively enacted income tax rates. A deferred tax asset will be recognized for the carry forward of unused tax losses and unused tax credits to the extent that it is probable that future taxable profit will be available against which the unused tax losses and unused tax credits can be utilized. The effect of a change in the income tax rates used in calculating deferred income tax liabilities and assets is recognized in income during the period in which the change occurs.

Liquidity and capital resources

Summary of cash flows

(thousands of dollars)

	For the three months ended Sept. 30, 2011	For the three months ended Sept. 30, 2010	For the six months ended Sept. 30, 2011	For the six months ended Sept. 30, 2010
Operating activities	$33,680	$11,061	$49,374	$33,937
Investing activities	(19,873)	(19,787)	(42,411)	(283,373)
Financing activities, excluding distributions/dividends	111,124	10,023	130,298	309,451
Effect of foreign currency translation	(198)	2,344	144	7,045

Increase in cash before distributions/dividends	124,733	3,641	137,405	67,060
Distributions/dividends (cash payments)	(35,968)	(33,598)	(70,865)	(66,841)

Increase (decrease) in cash	88,765	(29,957)	66,540	219
Cash – beginning of period	76,241	108,958	98,466	78,782

Cash – end of period	$165,006	$79,001	$165,006	$79,001

Operating activities

Cash flow from operating activities for the three months ended September 30, 2011, was $33.7 million, an increase from $11.1 million in the prior comparative quarter. The increase is a result of the increase in gross margin and other income and lower sales and marketing expenses quarter over quarter. For the six months ended September 30, 2011, cash flow from operating activities was $49.4 million, an increase of 45% from $33.9 million reported for the prior comparable period.

Investing activities

Just Energy purchased capital assets totalling $10.4 million during the second quarter of the fiscal year, a slight decrease from $10.8 million in the second quarter of the prior fiscal year. Just Energy’s capital spending related primarily to the home services business and Hudson Solar. Contract initiation costs relating to Hudson and NHS amounted to $7.0 million for the three months ended September 30, 2011, an increase over $3.6 million recorded in the prior comparable quarter.

Financing activities

Financing activities, excluding distributions/dividends, relates primarily to the issuance and repayment of long-term debt. During the three months ended September 30, 2011, $179.1 million in long-term debt was issued, with the majority relating to the $100m convertible debentures issued on September 22, 2011 for funding the Fulcrum acquisition on October 3, 2011. The remaining increase is primarily related to the credit facility and NHS financing with repayments of long-term debt amounting to $65.7 million for the quarter. In the prior comparable quarter, $17.8 million was issued in long-term debt relating to the credit facility and NHS financing with $0.8 million being repaid.

For the six months ended September 30, 2011, $248.1 million was issued in long-term debt with repayments amounting to $119.4 million, resulting in net borrowing of $128.6 million. In addition to the $100 million issued, there were increases to the borrowings related to the credit facility and NHS financing. For the six months ended September 30, 2010, $367.0 million was issued in long term debt with $50.2 million being repaid. The issuance of long-term debt is primarily related to the $330m convertible debentures issued to finance the Hudson acquisition in May 2010.

As of September 30, 2011, Just Energy had a credit facility of $350 million expiring on December 31, 2013. As Just Energy continues to expand in the U.S. markets, the need to fund working capital and collateral posting requirements will increase, driven primarily by the number of customers aggregated, and to a lesser extent, by the number of new markets. Based on the markets in which Just Energy currently operates and others that management expects the Company to enter, funding requirements will be fully supported through the credit facility.

Just Energy’s liquidity requirements are driven by the delay from the time that a customer contract is signed until cash flow is generated. For residential customers, approximately 60% of an independent sales contractor’s commission payment is made following reaffirmation or verbal verification of the customer contract, with most of the remaining 40% being paid after the energy commodity begins flowing to the customer. For commercial customers, commissions are paid either as the energy commodity flows throughout the contract or partially upfront once the customer begins to flow.

The elapsed period between the time when a customer is signed to when the first payment is received from the customer varies with each market. The time delays per market are approximately two to nine months. These periods reflect the time required by the various LDCs to enroll, flow the commodity, bill the customer and remit the first payment to Just Energy. In Alberta and Texas, Just Energy receives payment directly from the customer.

Distributions/dividends (Cash payments)

During the three months ended September 30, 2011, Just Energy made cash distributions/dividends to its shareholders and holders of restricted share grants or deferred share grants in the amount of $36.0 million, compared to $33.6 million in the prior comparable period. For the six months ended September 30, 2011, cash dividends were $70.9 million, an increase from $66.8 million paid in distributions in the prior comparable period.

Just Energy maintains its annual dividend rate at $1.24 per share, the same rate that was previously paid for distributions. Investors should note that due to the dividend reinvestment plan (“DRIP”), a portion of dividends (and prior to January 1, 2011, distributions) declared are not paid in cash. Under the program, shareholders can elect to receive their dividends in shares at a 2% discount to the prevailing market price rather than the cash equivalent. For the three and six months ended September 30, 2011, dividends paid in shares under the DRIP amounted to $7.7 million and $16.4 million, respectively.

Just Energy will continue to utilize its cash resources for expansion into new markets, growth in its existing energy marketing customer base, JustGreen and JustClean products, Solar and Home Services division, and also to make accretive acquisitions of customers as well as dividends to its shareholders.

At the end of the quarter, the annual rate for dividends per share was $1.24. The current dividend policy provides that shareholders of record on the 15th of each month receive dividends at the end of the month.

Balance sheet as at September 30, 2011, compared to March 31, 2011

Cash increased from $98.5 million as at March 31, 2011, to $165.0 million. The increase is cash was primarily due to the $100m convertible debentures issued on September 22, 2011 that were utilized to fund the Fulcrum acquisition and other general corporate items on October 3, 2011. The utilization of the credit facility increased from $53.0 million to $67.2 million as a result of normal seasonal working capital requirements. Working capital requirements in the U.S. and Alberta are a result of the timing difference between customer consumption and cash receipts. For electricity, working capital is required to fund the lag between settlements with the suppliers and settlement with the LDCs.

As at September 30, 2011, trade receivables and unbilled revenue amounted to $252.1 million and $98.4 million, respectively, compared to six months earlier when the trade receivables and unbilled revenue amounted to $281.7 million and $112.1 million, respectively. Trade payables have decreased from $275.5 million to $252.0 million in the past six months. Both decreases in accounts receivable and payable are related to the seasonality of energy marketing, with consumption being higher during the fourth quarter as opposed to the second quarter.

As at September 30, 2011, Just Energy had delivered more gas to the LDCs than had been consumed by customers in Ontario, Manitoba, Quebec and Michigan, resulting in gas delivered in excess of consumption and deferred revenue of $66.6 million and $74.1 million, respectively. This build-up of inventory at the LDCs is in the normal course of operations and will decrease over the winter months when consumption by customers is greater than deliveries. At March 31, 2011, Just Energy had accrued gas receivable and payable amounting to $26.5 million and $19.4 million, respectively. In addition, gas in storage increased from $6.1 million as at March 31, 2011 to $50.5 million as at September 30, 2011 due to the seasonality of the customer gas consumption.

Other assets and other liabilities relate entirely to the fair value of the financial derivatives. The mark to market gains and losses can result in significant changes in net income and, accordingly, shareholders’ equity from quarter to quarter due to commodity price volatility. Given that Just Energy has purchased this supply to cover future customer usage at fixed prices, management believes that these non-cash quarterly changes are not meaningful.

Intangible assets include the goodwill, acquired customer contracts as well as other intangibles such as brand, broker network and information technology systems, primarily related to the Hudson and Universal purchases. The total intangible asset balance decreased to $531.6 million, from $640.2 million as at March 31, 2011, primarily as a result of amortization.

Long-term debt (excluding the current portion) has increased from $507.5 million to $629.0 million in the six months ended September 30, 2011 primarily as a result of the issuance of the $100m convertible debentures during the quarter as well as an increase in HTC financing.

Long-term debt and financing

(thousands of dollars)

	As at Sept. 30, 2011	As at March 31, 2011
Just Energy credit facility	$67,223	$53,000
TGF credit facility	34,363	36,680
TGF debentures	35,942	37,001
NHS financing	128,438	105,716
$90m convertible debentures	85,390	84,706
$330m convertible debentures	289,136	286,439
$100m convertible debentures	85,261	—

Just Energy credit facility

Just Energy holds a $350 million credit facility to meet working capital requirements. The syndicate of lenders includes Canadian Imperial Bank of Commerce, Royal Bank of Canada, National Bank of Canada, Société Générale, Bank of Nova Scotia, Toronto Dominion Bank and Alberta Treasury Branches. Under the terms of the credit facility, Just Energy was able to make use of Bankers’ Acceptances and LIBOR advances at stamping fees that vary between 3.25% and 3.75%, prime rate advances at rates of interest that vary between bank prime plus 2.25% and 2.75%, and letters of credit at rates that vary between 3.25% and 3.75%. Effective October 3, 2011, pricing on the credit facility has been reduced by 0.375%. Interest rates are adjusted quarterly based on certain financial performance indicators.

Just Energy’s obligations under the credit facility are supported by guarantees of certain subsidiaries and affiliates, excluding among others, TGF and NHS, and secured by a pledge of the assets of Just Energy and the majority of its operating subsidiaries and affiliates. Just Energy is required to meet a number of financial covenants under the credit facility agreement. As at September 30, 2011 and 2010, all of these covenants had been met.

TGF credit facility

A credit facility of up to $50 million was established with a syndicate of Canadian lenders led by Conexus Credit Union and was arranged to finance the construction of the ethanol plant in 2007. The facility was revised on March 18, 2009, and was converted to a fixed repayment term of ten years commencing March 1, 2009, which includes interest costs at a rate of prime plus 3%, with principal repayments commencing on March 1, 2010. The facility was further revised on April 5, 2010, postponing the principal payments due for April 1, 2010 to June 1, 2010, and to amortize them over the six-month period commencing October 1, 2010, and ending March 31, 2011. The credit facility is secured by a demand debenture agreement, a first priority security interest on all assets and undertakings of TGF, and a general security interest on all other current and acquired assets of TGF, all of which have no recourse to the Company or any other Just Energy entity. The credit facility includes certain financial covenants, the more significant of which relate to current ratio, debt to equity ratio, debt service coverage and minimum shareholders’ equity. The covenants will be measured as of March 31, 2012, and non-attainment may result in a non-compliance fee up to 0.25% of the loan balance as of March 31, 2012.

TGF debentures

A debenture purchase agreement with a number of private parties providing for the issuance of up to $40 million aggregate principal amount of debentures was entered into in 2006. TGF was in recent negotiations with the lender and adjusted the covenant levels. In addition, the interest rate was increased to 12% and quarterly blended principal and interest payments of $1.1 million were established. The agreement includes certain financial covenants, the more significant of which relate to current ratio, debt to capitalization ratio, debt service coverage, debt to EBITDA and minimum shareholders’ equity. Compliance with the new covenants, which are more favourable than the original covenants, will be measured annually beginning with the fiscal 2012 year end. The maturity date was extended to May 15, 2014, with a call right any time after April 1, 2012. The debenture holders have no recourse to the Company or any other Just Energy entity.

NHS financing

In fiscal 2010, NHS entered into a long-term financing agreement with HTC for the funding of new and existing rental water heater and HVAC contracts in the Enbridge Gas distribution territory. In July, 2010, the financing arrangement was expanded to the Union Gas territory. Pursuant to the agreement, NHS will receive financing of an amount equal to the net present value of the first five, seven or ten years (at its option) of monthly rental income, discounted at the agreed upon financing rate of 7.99%, and is required to remit an amount equivalent to the rental stream from customers on the water heater and HVAC contracts for the first five, seven or ten years, respectively. Under the agreement, up to one third of rental agreements may be financed for each of the seven- or ten-year terms. As at September 30, 2011, the average term of the HTC funding was 6.1 years.

The financing agreement is subject to a holdback provision, whereby 3% in the Enbridge territory and 5% in the Union Gas territory of the outstanding balance of the funded amount is deducted and deposited to a reserve account in the event of default. Once all of the obligations of NHS are satisfied or expired, the remaining funds in the reserve account will immediately be released to NHS. HTC holds security over the contracts and equipment it has financed. NHS is required to meet a number of covenants under the agreement and, as at September 30, 2011, all of these covenants have been met.

$90m convertible debentures

In conjunction with the acquisition of Universal on July 1, 2009, Just Energy assumed the obligations of the convertible unsecured subordinated debentures issued by Universal in October 2007, which have a face value of $90 million. The fair value of the convertible debenture was estimated by discounting the remaining contractual payments at the time of acquisition. This discount will be accreted using an effective interest rate of 8%. These instruments mature on September 30, 2014, unless converted prior to that date, and bear interest at an annual rate of 6%, payable semi-annually on March 31 and September 30 of each year. As at September 30, 2011, each $1,000 principal amount of the $90m convertible debentures is convertible at any time prior to maturity or on the date fixed for redemption, at the option of the holder, into approximately 32.29 JEGI shares, representing a conversion price of $30.97 per share. Pursuant to the $90m convertible debentures, if JEGI fixes a record date for the making of a dividend on its shares, the conversion price shall be adjusted in accordance therewith.

On and after October 1, 2010, but prior to September 30, 2012, the $90m convertible debentures are redeemable, in whole or in part, at a price equal to the principal amount thereof, plus accrued and unpaid interest, at Just Energy’s sole option on not more than 60 days’ and not less than 30 days’ prior notice, provided that the current market price on the date on which notice of redemption is given is not less than 125% of the conversion price. On and after September 30, 2012, but prior to the maturity date, the $90m convertible debentures are redeemable, in whole or in part, at a price equal to the principal amount thereof, plus accrued and unpaid interest, at Just Energy’s sole option on not more than 60 days’ and not less than 30 days’ prior notice.

$330m convertible debentures

To fund the acquisition of Hudson, Just Energy entered into an agreement with a syndicate of underwriters for $330 million of convertible extendible unsecured subordinated debentures issued on May 5, 2010. The $330m convertible debentures bear an interest rate of 6.0% per annum payable semi-annually in arrears on June 30 and December 31 of each three months, with maturity on June 30, 2017. Each $1,000 of principal amount of the $330m convertible debentures is convertible at any time prior to maturity or on the date fixed for redemption, at the option of the holder, into approximately 55.6 shares of JEGI, representing a conversion price of $18 per share.

The $330m convertible debentures are not redeemable prior to June 30, 2013, except under certain conditions after a change of control has occurred. On or after June 30, 2013, but prior to June 30, 2015, the debentures may be redeemed by JEGI, in whole or in part, on not more than 60 days’ and not less than 30 days’ prior notice, at a redemption price equal to the principal amount thereof, plus accrued and unpaid interest, provided that the current market price on the date on which notice of redemption is given is not less than 125% of the conversion price. On or after June 30, 2015, and prior to the maturity date, the debentures may be redeemed by JEGI, in whole or in part, at a redemption price equal to the principal amount thereof, plus accrued and unpaid interest.

$100m convertible debentures

On September 22, 2011, Just Energy issued $100 million of convertible unsecured subordinated debentures to fund the acquisition of Fulcrum and other corporate purposes on October 3, 2011. The $100 million convertible debentures bear interest at an annual rate of 5.75%, payable semi-annually on March 31 and September 30 in each year, commencing March 31, 2012 and have a maturity date of September 30, 2018. Each $1000 principal amount of the $100 million convertible debentures is convertible at the option of the holder at any time prior to the close of business on the earlier of the maturity date and the last business day immediately preceding the date fixed for redemption, into 56.0 common shares of Just Energy, representing a conversion price of $17.85.

The $100 million convertible debentures are not redeemable at the option of the Company on or before September 30, 2014. After September 30, 2014 and prior to September 30, 2016, the $100 million convertible debentures may be redeemed in whole or in part from time to time at the option of the Company on not more than 60 days and not less than 30 days prior notice, at a price equal to their principal amount plus accrued and unpaid interest, provided that the weighted average trading price of the common shares of Just Energy on the Toronto Stock Exchange for the 20 consecutive trading days ending five trading days preceding the date on which the notice of redemption is given is at least 125% of the conversion price. On or after September 30, 2016, the $100 million convertible debentures may be redeemed in whole or in part from time to time at the option of the Company on not more than 60 days and not less than 30 days prior notice, at a price equal to their principal amount plus accrued and unpaid interest.

Contractual obligations

In the normal course of business, Just Energy is obligated to make future payments for contracts and other commitments that are known and non-cancellable.

Payments due by period

(thousands of dollars)

	Total	Less than 1 year	1 – 3 years	4 – 5 years	After 5 years
Accounts payable and accrued liabilities	$251,958	$251,958	$—	$—	$—
Bank indebtedness	3,981	3,981	—	—	—
Long-term debt (contractual cash flow)	785,966	95,210	213,401	27,521	449,834
Interest payments	290,093	46,731	85,898	66,256	91,208
Property and equipment lease agreements	30,120	8,056	11,375	6,726	3,963
EPCOR billing, collections and supply commitments	838	838	—	—	—
Grain production contracts	9,836	9,143	693	—	—
Commodity supply purchase commitments	2,979,474	1,383,826	1,329,121	260,291	6,236

	$4,352,266	$1,799,743	$1,640,488	$360,794	$551,241

Other obligations

In the opinion of management, Just Energy has no material pending actions, claims or proceedings that have not been included in either its accrued liabilities or in the financial statements. In the normal course of business, Just Energy could be subject to certain contingent obligations that become payable only if certain events were to occur. The inherent uncertainty surrounding the timing and financial impact of any events prevents any meaningful measurement, which is necessary to assess any material impact on future liquidity. Such obligations include potential judgments, settlements, fines and other penalties resulting from actions, claims or proceedings.

Transactions with related parties

Just Energy does not have any material transactions with any individuals or companies that are not considered independent of Just Energy or any of its subsidiaries and/or affiliates.

Critical accounting estimates

The consolidated financial statements of Just Energy have been prepared in accordance with IFRS. Certain accounting policies require management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues, cost of sales, selling and marketing, and administrative expenses. Estimates are based on historical experience, current information and various other assumptions that are believed to be reasonable under the circumstances. The emergence of new information and changed circumstances may result in actual results or changes to estimated amounts that differ materially from current estimates.

The following assessment of critical accounting estimates is not meant to be exhaustive. Just Energy might realize different results from the application of new accounting standards promulgated, from time to time, by various rule-making bodies.

Unbilled revenues/Accrued gas accounts payable

Unbilled revenues result when customers consume more gas than has been delivered by Just Energy to the LDCs. These estimates are stated at net realizable value. Accrued gas accounts payable represents Just Energy’s obligation to the LDC with respect to gas consumed by customers in excess of that delivered and valued at net realizable value. This estimate is required for the gas business unit only, since electricity is consumed at the same time as delivery. Management uses the current average customer contract price and the current average supply cost as a basis for the valuation.

Gas delivered in excess of consumption/Deferred revenues

Gas delivered to LDCs in excess of consumption by customers is valued at the lower of cost and net realizable value. Collections from LDCs in advance of their consumption results in deferred revenues, which are valued at net realizable value. This estimate is required for the gas business unit only since electricity is consumed at the same time as delivery. Management uses the current average customer contract price and the current average supply cost as a basis for the valuation.

Allowance for doubtful accounts

Just Energy assumes the credit risk associated with the collection of all customers’ accounts in Alberta, Illinois, Texas, Pennsylvania, California and Massachusetts. In addition, for large direct-billed accounts in B.C., New York and Ontario, Just Energy is responsible for the bad debt risk. NHS has also assumed credit risk for customer accounts within certain territories in Ontario. Management estimates the allowance for doubtful accounts in these markets based on the financial conditions of each jurisdiction, the aging of the receivables, customer and industry concentrations, the current business environment and historical experience.

Goodwill

In assessing the value of goodwill for potential impairment, assumptions are made regarding Just Energy’s future cash flow. If the estimates change in the future, Just Energy may be required to record impairment charges related to goodwill. An impairment review of goodwill was performed as at March 31, 2011, and as a result of the review, it was determined that no impairment of goodwill existed.

Fair value of derivative financial instruments and risk management

Just Energy has entered into a variety of derivative financial instruments as part of the business of purchasing and selling gas, electricity and JustGreen supply. Just Energy enters into contracts with customers to provide electricity and gas at fixed prices and provide comfort to certain customers that a specified amount of energy will be derived from green generation. These customer contracts expose Just Energy to changes in market prices to supply these commodities. To reduce the exposure to the commodity market price changes, Just Energy uses derivative financial and physical contracts to secure fixed-price commodity supply to cover its estimated fixed-price delivery or green commitment.

Just Energy’s objective is to minimize commodity risk, other than consumption changes, usually attributable to weather. Accordingly, it is Just Energy’s policy to hedge the estimated fixed-price requirements of its customers with offsetting hedges of natural gas and electricity at fixed prices for terms equal to those of the customer contracts. The cash flow from these supply contracts is expected to be effective in offsetting Just Energy’s price exposure and serves to fix acquisition costs of gas and electricity to be delivered under the fixed-price or price-protected customer contracts. Just Energy’s policy is not to use derivative instruments for speculative purposes.

Just Energy’s expansion in the U.S. has introduced foreign exchange-related risks. Just Energy enters into foreign exchange forwards in order to hedge its exposure to fluctuations in cross border cash flows.

The financial statements are in compliance with IAS 32, Financial instruments: Presentation, IAS 39, Financial instruments: Recognition and measurement and IFRS 7, Financial Instruments: Disclosure. Up to June 30, 2008, the financial statements also applied Section 3865 of the CICA Handbook, which permitted a further calculation for qualified and designated accounting hedges to determine the effective and ineffective portions of the hedge. This calculation permitted the change in fair value to be accounted for predominantly in the consolidated statements of comprehensive income. As of July 1, 2008, management decided that the increasing complexity and costs of maintaining this accounting treatment outweighed the benefits. This fair value (and when it was applicable, the ineffectiveness) was determined using market information at the end of each quarter. Management believes Just Energy remains economically hedged operationally across all jurisdictions.

JEGI common shares

As at November 7, 2011, there were 138,579,323 common shares of JEGI outstanding.

Recently issued accounting standards

New accounting pronouncements adopted

Fiscal 2012 is Just Energy’s first fiscal year reporting under IFRS. Accounting standards effective for annual reporting periods ended on March 31, 2011 have been adopted as part of the transition to IFRS.

Recent pronouncements issued

IFRS 9 Financial Instruments

As of April 1, 2013, Just Energy will be required to adopt IFRS 9, “Financial Instruments”, which is the result of the first phase of the IASB’s project to replace IAS 39, “Financial Instruments: Recognition and Measurement”. The new standard replaces the current multiple classification and measurement models for financial assets and liabilities with a single model that has only two classification categories: amortized cost and fair value. The Company has not yet assessed the impact of the standard or determined whether it will adopt the standard early.

IFRS 10 Consolidated Financial Statements

As of April 1, 2013, IFRS 10, “Consolidated Financial Statements” will replace portions of IAS 27 “Consolidated and Separate Financial Statements” and interpretation SIC-12, “Consolidation — Special Purpose Entities”. The new standard requires consolidated financial statements to include all controlled entities under a single control model. The Company will be considered to control an investee when it is exposed, or has rights to variable returns from its involvement with the investee and has the current ability to affect those returns through its power over the investee.

As required by this standard, control is reassessed as facts and circumstances change. All facts and circumstances must be considered to make a judgment about whether the Company controls another entity; there are no ‘bright lines’. Additional guidance is given on how to evaluate whether certain relationships give the Company the current ability to affect its returns, including how to consider options and convertible instruments, holding less than a majority of voting rights, how to consider protective rights, and principal-agency relationships (including removal rights), all of which may differ from current practice. The Company has not yet assessed the impact of the standard or determined whether it will adopt the standard early.

IFRS 11 Joint Arrangements

On April 1, 2013, Just Energy will be required to adopt IFRS 11, “Joint Arrangements”, which applies to accounting for interests in joint arrangements where there is joint control. The standard requires the joint arrangements to be classified as either joint operations or joint ventures. The structure of the joint arrangement would no longer be the most significant factor when classifying the joint arrangement as either a joint operation or a joint venture. In addition, the option to account for joint ventures (previously called jointly controlled entities) using proportionate consolidation will be removed and replaced by equity accounting.

Due to the adoption of this new section, the Company will transition the accounting for joint ventures from the proportionate consolidation method to the equity method by aggregating the carrying values of the proportionately consolidated assets and liabilities into a single line item. The Company has not yet assessed the impact of the standard or determined whether it will adopt the standard early.

IFRS 12 Disclosure of Interests in Other Entities

On April 1, 2013, Just Energy will be required to adopt IFRS 12, “Disclosure of interests in Other Entities”, which includes disclosure requirements about subsidiaries, joint ventures, and associates, as well as unconsolidated structured entities and replaces existing disclosure requirements. Due to this new section, the Company will be required to disclose the following: judgements and assumptions made when deciding how to classify involvement with another entity, interests that non-controlling interests have in consolidated entities, and nature of the risks associated with interests in other entities. The Company has not yet assessed the impact of the standard or determined whether it will adopt the standard early.

IFRS 13 Fair Value Measurement

On April 1, 2013, Just Energy will be required to adopt IFRS 13, “Fair Value Measurement.” The new standard will generally converge the IFRS and CGAAP requirements for how to measure fair value and the related disclosures. IFRS 13 establishes a single source of guidance for fair value measurements, when fair value is required or permitted by IFRS. Upon adoption, the Company will provide a single framework for measuring fair value while requiring enhanced disclosures when fair value is applied. In addition, fair value will be defined as the ‘exit price’ and concepts of ‘highest and best use’ and ‘valuation premise’ would be relevant only for non-financial assets and liabilities. The Company has not yet assessed the impact of the standard or determined whether it will adopt the standard early.

IAS 27 Separate Financial Statements

On April 1, 2013 Just Energy will be required to adopt IAS 27, “Separate Financial Statements.” As a result of the issue of the new consolidation suite of standards, IAS 27 has been reissued to reflect the change as the consolidation guidance has recently been included in IFRS 10.

In addition, IAS 27 will now only prescribe the accounting and disclosure requirements for investments in subsidiaries, joint ventures and associates when the Company prepares separate financial statements. The Company has not yet assessed the impact of the standard or determined whether it will adopt the standard early.

IAS 28 Investments in Associates and Joint Ventures

On April 1, 2013, Just Energy will be required to adopt IAS 28, “Investments in Associates and Joint Ventures.”

As a consequence of the issue of IFRS 10, IFRS 11 and IFRS 12, IAS 28 has been amended and will further provide the accounting guidance for investments in associates and will set out the requirements for the application of the equity method when accounting for investments in associates and joint ventures.

This standard will be applied by the Company when there is joint control, or significant influence over an investee.

Significant influence is the power to participate in the financial and operating policy decisions of the investee but does not include control or joint control of those policy decisions. When determined that the Company has an interest in a joint venture, the Company will recognize an investment and will account for it using the equity method in accordance with IAS 28. The Company has not yet assessed the impact of the standard or determined whether it will adopt the standard early.

Legal proceedings

Just Energy’s subsidiaries are party to a number of legal proceedings. Just Energy believes that each proceeding constitutes a routine legal matter incidental to the business conducted by Just Energy and that the ultimate disposition of the proceedings will not have a material adverse effect on its consolidated earnings, cash flows or financial position.

In addition to the routine legal proceedings of Just Energy, the State of California has filed a number of complaints to the Federal Energy Regulatory Commission (“FERC”) against many suppliers of electricity, including Commerce with respect to events stemming from the 2001 energy crisis in California. Pursuant to the complaints, the State of California is challenging the FERC’s enforcement of its market-based rate system. Although CEI did not own generation facilities, the

State of California is claiming that CEI was unjustly enriched by the run-up in charges caused by the alleged market manipulation of other market participants. On March 18, 2010, the Administrative Law Judge in the matter granted a motion to strike the claim for all parties in one of the complaints, holding that California did not prove that the reporting errors masked the accumulation of market power. California has appealed the decision. CEI continues to vigorously contest this matter which is not expected to have a material impact on the financial condition of the Company.

Controls and procedures

At September 30, 2011, the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) of the Company, along with the assistance of senior management, have designed disclosure controls and procedures to provide reasonable assurance that material information relating to Just Energy is made known to the CEO and CFO, and have designed internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with IFRS. During the interim period, there have been no changes in Just Energy’s policies and procedures that comprise its internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Corporate governance

Just Energy is committed to transparency in our operations and our approach to governance meets all recommended standards. Full disclosure of our compliance with existing corporate governance rules is available on our website at www.justenergygroup.com and is included in Just Energy’s May 20, 2011, management information circular. Just Energy actively monitors the corporate governance and disclosure environment to ensure timely compliance with current and future requirements.

Outlook

The second quarter of fiscal 2012 demonstrates the continued effects of Just Energy’s ongoing diversification beyond its core business of five-year fixed-price residential gas and electricity contracts. Over the past three years, Just Energy’s management has taken a number of steps intended to use new products and markets to provide growth as the current commodity price environment, which has been an extended period of stable low prices, is not conducive to the sale of long-term fixed-price offerings.

In the energy marketing business, the acquisition of Hudson and the expansion of Just Energy’s commercial offering continues to be a major success. This profitable business segment has grown from 33% of Just Energy’s customer base to 44% based on marketing success since the acquisition. In addition to commercial growth, new residential products based on variable price options are being offered and JustGreen and JustClean product additions are becoming more accepted, benefiting the Company with a larger, more sustainable and faster growing customer base. As a result, this business will generate lower margins than the current fixed price offerings but as the past quarters have shown, the overall business can continue to grow the total number of customers, total gross margin and EBITDA while this transition takes place.

The post quarter-end addition of Fulcrum and its affinity marketing focus will add another marketing channel previously not pursued by Just Energy. As well as being strategic, this acquisition is immediately accretive to shareholders. Recently developed telemarketing and Internet sales as well as the Momentis network marketing unit are also further diversifications of the Company’s sales platform.

Green products continued to grow as a portion of the residential base. JustGreen as a percentage of the natural gas residential book tripled year over year to 9% while JustGreen currently makes up 12% of the electricity residential book. These profitable products are saleable to a broad spectrum of the residential market and contribute to improve renewal rates at the end of the contracts. Just Energy has contracts with 25 green energy projects across the Company’s markets and continues to look for more opportunities as the business expands.

National Home Services was another diversification that contributed to growth this quarter. The number of installed units was up 42% year over year with margin from those units up 73% to $6.5 million in the quarter. This growth, along with improved results at the Company’s ethanol plant, more than offset lower margins in the energy marketing business. Just Energy expects continued contribution from these businesses, particularly as NHS expands into new geographic territories.

Overall, the second quarter of fiscal 2012 showed the compound impact of past diversifications. Gross margin was up 6% (4% per share) versus the prior comparable quarter. For the six months ended September 30, 2011, gross margin is up 11% (9% per share), ahead of the published fiscal 2012 guidance of 5% per share. Adjusted EBITDA, which management believes is the best measure of operating performance, was up 28% (25% per share) for the quarter, the second consecutive quarter with greater than 20% per share growth. Year to date, Adjusted EBITDA is up 27% (24% per share), again, ahead of the Company’s 5% guidance for fiscal 2012 and consistent with management’s expectation over the quarters in fiscal 2011 that were impacted by the warm 2010 winter. Adjusted EBITDA reflects the business profit after maintenance capital and before selling and marketing costs to grow future embedded gross margin. Base EBITDA (after all selling and marketing costs) was up 23% (20% per share) for the quarter and 29% (26% per share) for the year to date.

Operating results were also strong on every measure, although they are being measured against quarters with weather-related losses in fiscal 2011. Payout ratio on Adjusted EBITDA was 91% versus 113% in the prior comparable period, the second consecutive quarter where Just Energy’s payout ratio has been down significantly.

The 238,000 customers added in the quarter are consistent with the additions seen in recent quarters. Net additions were sufficient to result in an 8% increase to the customer base year over year. With new products and improving results from NHS and Terra Grain Fuels, this level of customer growth will allow continued growth in line with the Company’s 5% margin and Adjusted EBITDA targets. This, in turn, will allow Just Energy to comfortably maintain its current $1.24 annual dividend.

The Company continues to actively monitor possible acquisition opportunities within its current business segments.